Filed by Inmet Mining Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Petaquilla Minerals Ltd.

Commission File No.: 333-184161

Inmet Mining Corporation
Suite 1000
PRESS RELEASE	330 Bay Street
Toronto, Canada M5H 2S8
FOR IMMEDIATE RELEASE	Tel:	(1) 416-361-6400
October 26, 2012	Fax:	(1) 416-368-4692
www.inmetmining.com

INMET MINING MAILS NOTICE OF VARIATION TO PETAQUILLA MINERALS SHAREHOLDERS

TORONTO, Canada:  Inmet Mining Corporation (TSX-IMN) announced today that it has filed its Notice of Variation (the “Notice”) adjusting its offer for all of the outstanding common shares of Petaquilla Minerals Ltd. (“Petaquilla”) with Canadian securities regulators and has mailed the Notice and related documents to Petaquilla shareholders.

Under the adjusted offer (“Final Offer”), Petaquilla shareholders can elect to receive:

•                  0.0118 of a common share of Inmet and $0.001 in cash (the “Share Alternative”); or

•                  a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of common shares of Inmet equal to the excess of $0.60 over the elected cash amount, divided by $50.82.

The increased offer consideration represents a substantial increase of approximately 25 percent over Inmet’s original offer. Based on the closing price of Inmet common shares on October 24, 2012 of $50.82, each of the Share Alternative and the maximum cash consideration of $0.60 per Petaquilla common share represents a 71 percent premium to the closing price of $0.35 for the Petaquilla common shares on the Toronto Stock Exchange (the “TSX”) on September 5, 2012 (the last trading day prior to Inmet’s announcement of its intention to make the offer).

The Notice provides that the Final Offer is open for acceptance until 11:59 p.m. (Vancouver time) on the original expiry date of Monday, November 5, 2012. The Notice also provides that certain conditions to the offer that were to be determined in the sole judgment of Inmet will now be determined in the reasonable judgment of Inmet.

Copies of the offer and take-over bid circular and the Notice can be accessed from Inmet’s website at www.inmetmining.com and from the System for Electronic Document Analysis and Retrieval at www.sedar.com. Inmet has also filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-80 and a tender offer statement on Schedule 14D-1F in connection with the offer, which are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Petaquilla or Inmet.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc.  We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland).  We also have an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

For Additional Information, Please Contact:

Flora Wood, Director, Investor Relations	Laurel Hill Advisory
+1 416 361 4808	North American Toll-Free	1-877-452-7184
	Outside North America	1-416-304-0211